Filed by Sibanye Gold Limited
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Sibanye Gold Limited
Commission File Number: 001-35785
Date: February 11, 2020

On February 11, 2020, Sibanye Gold Limited and Sibanye-Stillwater Limited issued the following announcement:

SIBANYE GOLD LIMITED
Trading as Sibanye-Stillwater
Registration Number 2002/031431/06
Incorporated in the Republic of South Africa
Share Code: SGL (JSE) and SBGL (NYSE)
ISIN Code: ZAE000173951
(“SGL” or “the Company” or “the Group”)

SIBANYE STILLWATER LIMITED Registration Number 2014/243852/06 Incorporated in the Republic of South Africa (“Sibanye-Stillwater”)

Finalisation of the Scheme relating to the internal restructuring of SGL

Johannesburg, 11 February 2020. SGL Shareholders are referred to the firm intention announcement published by SGL and Sibanye-Stillwater on 4 October 2019, as well as the transaction documents distributed to SGL Shareholders on 5 December 2019, which include the Scheme Circular and the Pre-listing Statement.

SGL Shareholders were further advised on 23 January 2020, that at the Scheme Meeting all of the proposed SGL shareholder resolutions necessary to implement the Scheme were approved by the requisite majority of votes.

Capitalised terms used but not defined in this announcement shall have the same meanings as given to them in the Scheme Circular, unless the context otherwise dictates.

Fulfilment of all the Scheme Conditions Precedent

SGL Shareholders are hereby advised that all the Scheme Conditions Precedent have now been fulfilled or waived (where permitted), as the case may be, and that the Scheme is therefore unconditional.

Important dates and times

The remaining salient dates and times relating to the implementation of the Scheme, which are unchanged from those indicatively indicated in the Scheme Circular, are set out below:

Finalisation Date and Finalisation Date announcement released on SENS	Tuesday	11 February

Finalisation Date announcement published in the South African press	Wednesday	12 February

Application for delisting of SGL Shares to be lodged with the JSE	Thursday	13 February

Last day to trade in SGL Shares in order to be recorded in the Register on the Scheme Record Date (Scheme Last Day to Trade)	Tuesday	18 February

Suspension of listing of SGL Shares on the JSE	Wednesday	19 February

Admission to listing of Sibanye-Stillwater Shares on the JSE in anticipation of Implementation Date of the Scheme	Wednesday	19 February

Scheme Record Date on which SGL Shareholders must be recorded in the Register to receive the Sibanye-Stillwater Shares	Friday	21 February

Implementation Date of the Scheme	Monday	24 February

The accounts of the CSDP or Broker of Scheme Participants or the account in the name of Computershare Nominees in respect of Issuer Nominee Dematerialised Sibanye-Stillwater Shareholders, as applicable, updated with the Scheme Consideration Shares

	Monday	24 February

Termination of listing of SGL Shares at commencement of trade on the JSE	Tuesday	25 February

Notes:

1.                                      SGL Shares may not be Dematerialised or rematerialised after the Scheme Last Day to Trade (Tuesday, 18 February 2020).

2.                                      All times given in the Scheme Circular and set out above are, unless the context indicates to the contrary, local times in South Africa.

3.                                      For the timetable relating to SGL ADSs, SGL ADS Holders should refer to the 2019 Form F-4 (File No. 333-234096)(and any amendments thereto) and the notice and instructions provided by the ADS Depositary.

Responsibility Statement

SGL Independent Board responsibility statement

The members of the SGL Independent Board collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to SGL and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

Sibanye-Stillwater board responsibility statement

The members of the Sibanye-Stillwater board collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to Sibanye-Stillwater and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

Contact:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this announcement about SGL and Sibanye-Stillwater, as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words “target”, “would”, “potential”, “aim”, “forsee”, “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements are necessarily based upon the current expectations and assumptions of senior management regarding anticipated developments and other factors affecting the Sibanye-Stillwater group and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

SGL and Sibanye-Stillwater undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as may be required by applicable law. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the JSE and the SEC, including in the SGL Annual Report on Form 20-F 2018 and the 2019 Form F-4 (and any amendments thereto).

IMPORTANT INFORMATION

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater has filed a registration statement on Form F-4 (File No. 333-234096), which includes important information with respect to the Scheme. The final registration statement on Form F-4 has been made available to the relevant security holders of SGL.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.

Shareholders and ADS holders are able to obtain free copies of the US Scheme offer document, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders are also able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.